  EXHIBIT 99.10

CONSENT OF EXPERT

I, Russell Pennell, consent to the use of my name and references to my name in (i) Pretium Resources Inc.’s Annual Report on Form 40-F for the year ended December 31, 2016 and (ii) Pretium Resources Inc.’s Registration Statements on Form F-10 (File No. 333-211073) and Form S-8 (File Nos. 333-203409 and 333-213450) filed with the United States Securities and Exchange Commission.

Very truly yours,

/s/ Russell Pennell

Russell Pennell, B.A.Sc., P.Eng.

March 30, 2017